Exhibit 12

HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Three Months Ended
	March 31,
	2018	2017
Earnings:
Income before income taxes	$221	$66
Equity in earnings from unconsolidated affiliates	(1)	(1)
	220	65
Add:
Fixed charges	107	111
Distributed income of equity method investees	—	1
Earnings available for fixed charges	$327	$177

Fixed Charges:
Interest expense(1)	$83	$89
Estimated interest included in rent expense	24	22
Total Fixed Charges	$107	$111

Ratio of Earnings to Fixed Charges	3.1	1.6
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(1)    Includes the amortization of debt discount and capitalized expenses related to indebtedness.